May 12, 2006

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549

Re:	Quaker Chemical Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-12019

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated April 28, 2006 with respect to the above-captioned filing.

We have carefully reviewed the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, each comment, which is reproduced in bold type and followed by management’s response, appears under a caption and is numbered consistent with the captions and numbers in your comment letter..

General

1.	The amount that you classify as other current liabilities represents over 21% of your current liabilities at December 31, 2005. Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of current liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

Management’s Response:

Article 5-02 of Regulation S-X states the following in regards to other current liabilities:

“Other current liabilities. State separately, in the balance sheet or in a note thereto, any item in excess of five percent of total current liabilities. Such items may include, but are not limited to, accrued payrolls, accrued interest, taxes, indicating the current portion of deferred income taxes, and the current portion of long-term debt. Remaining items may be shown in one amount.”

As part of the Company’s year-end procedures, consolidated subsidiaries are required to report the components of their current liabilities. At December 31, 2005, 5% of the Company’s total current liabilities of $86.9 million was approximately $4.3 million. We confirm that all individual classes of liability that exceeded $4.3 million were separately presented on the face of the balance sheet. Therefore, in accordance with Article 5-02 of Regulation S-X, the remaining items were shown in one amount.

The Company’s restructuring accrual, which totaled $4.0 million at December 31, 2005, represented the largest single class of liability included in other current liabilities. This balance was disclosed in Note 2- Restructuring and Related Activities beginning on page 39 of the Company’s Annual Report on Form 10-K. In Note 2, the restructuring accrual was identified as being included in other current liabilities (please refer to the top of page 40 of the Company’s Annual Report on Form 10-K).

Note 18 – Commitments and Contingencies, page 58

2.	With regard to the environmental matter involving AC Products, Inc. and the Orange County Water District, Please tell us whether you believe that it is remote, reasonably possible, or probable that you will incur material losses in excess of amounts accrued. Describe your belief, notwithstanding your views concerning the merit of the issue.

Management’s Response:

With respect to the litigation involving AC Products, Inc. (“ACP”) and the Orange County Water District (“OCWD”), most of the litigation to date has focused on amendments to the complaint and to responsive pleadings, demurrers and motions to strike and discovery disputes. The number of parties to the litigation exceeds twenty, and the OCWD has not stated the amount of damages sought. In short, the litigation is in its early stages and technical data needed to calculate OCWD damages and to assign percentages of liability, if any, to the parties is still being gathered. No amount has been accrued relative to this litigation as of December 31, 2005.

Consistent with Paragraph 3 of FAS 5, the Company has concluded that an unfavorable outcome in the litigation involving ACP and OCWD is neither remote nor probable, and therefore is reasonably possible. Accordingly the Company has made disclosure of the loss contingency in its financial statements in accordance with paragraph 10 of FAS 5, but, at this point in the case, it is not possible to provide a reasonable estimate of the potential loss, if any. In this regard, please see Note 18-Commitments and Contingencies beginning on Page 58 of the Company’s Annual Report on Form 10-K.

3.	Your disclosure indicates that “the Company believes it is not probable that the Company will incur any material losses” related to your asbestos litigation. However, your statement doesn’t disclose the area of likelihood within the range as defined in paragraph 3 of SFAS 5, Accounting for Contingencies. In this regard, please tell us whether you believe that it is remote, reasonably possible, or probable that you will incur material losses related to this matter.

Management’s Response:

The Company believes it does not have any direct liability with respect to these claims. To date, plaintiffs in most of the asbestos litigation involving the Company have not specifically pleaded a claim challenging the parent-subsidiary relationship. Plaintiff’s counsel in one jurisdiction has advised Company counsel that the only reason the Company is being named is that if the Company’s subsidiary could not respond financially to a judgment, the claimants might seek to hold the Company responsible for the alleged acts or omissions of the subsidiary. These cases generally involve multiple parties, and, in all cases except as to those recently filed, the Company has been voluntarily dismissed as a party to the litigation without the payment of any amounts in the early stages of the litigation.

Consistent with Paragraph 3 of FAS 5, the Company has concluded that an unfavorable outcome in any case challenging the parent-subsidiary relationship is neither remote nor probable though unlikely. Accordingly, an unfavorable outcome in this case is reasonably possible and, therefore, disclosure of this potential loss contingency has been included in the Company’s financial statements in accordance with paragraph 10 of FAS 5. The Company does not consider that its potential exposure to the indirect claims that have been asserted against it is reasonably estimable at this time. In this regard, please see Note 18-Commitments and Contingencies beginning on Page 59 of the Company’s Annual Report on Form 10-K.

The Company re-evaluates this issue not less frequently than annually.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is fully responsive to the Staff’s comments. However, should you have any questions regarding our responses or if we may otherwise be of assistance, please feel free to contact me at (610) 832-4189.

Sincerely,

/s/ Neal E. Murphy
Neal E. Murphy
Vice President and Chief Financial Officer

cc:

D. Jeffry Benoliel, Vice President, Secretary and General Counsel

Mark A. Featherstone, Vice President and Global Controller

Jill McCormack, PricewaterhouseCoopers, LLP

Dale Welcome

John Cash